Exhibit 99.1

MARKIT LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Notes	Three months ended March 31, 2016 $‘m	Three months ended March 31, 2015 $‘m

Revenue	6	287.8	271.5

Operating expenses	7	(160.5)	(146.8)
Exceptional items	8	(9.5)	(1.4)
Acquisition related items	9	(1.6)	-
Amortisation - acquisition related	14	(18.9)	(14.4)
Depreciation and amortisation - other	13,14	(27.9)	(24.9)
Share based compensation and related items	10	(24.1)	(9.9)
Other gains/(losses) - net		0.9	7.9

Operating profit		46.2	82.0

Finance costs - net		(8.6)	(4.1)
Share of results from joint venture		(2.4)	(2.6)

Profit before income tax		35.2	75.3

Income tax expense	11	(10.5)	(20.8)

Profit for the period		24.7	54.5

Profit attributable to:
Owners of the parent		24.9	54.8
Non-controlling interests		(0.2)	(0.3)

		24.7	54.5

		$	$
Earnings per share, basic	12	0.14	0.30
Earnings per share, diluted	12	0.13	0.29

There were no discontinued operations for either period presented.

The accompanying notes are an integral part of these consolidated interim financial statements.

MARKIT LTD.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

	Three months ended March 31, 2016 $‘m	Three months ended March 31, 2015 $‘m

Profit for the period	24.7	54.5
Items that may be subsequently reclassified to profit or loss:
Cash flow hedges:
- Fair value (losses)/gains arising during the period	(0.4)	5.0
- Transfers to other gains/(losses) - net	2.5	2.5
- Current tax charge	(0.4)	-
- Deferred tax charge	-	(1.5)
Currency translation differences	(10.0)	(36.9)

Other comprehensive loss for the period, net of tax	(8.3)	(30.9)

Total comprehensive income for the period	16.4	23.6

Attributable to:
Owners of the parent	16.6	23.9
Non-controlling interests	(0.2)	(0.3)

Total comprehensive income for the period	16.4	23.6

The accompanying notes are an integral part of these consolidated interim financial statements.

MARKIT LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

Assets	Notes	March 31, 2016 $‘m	December 31, 2015 $‘m
Non-current assets
Property, plant and equipment	13	46.4	49.6
Intangible assets	14	3,066.5	3,076.8
Deferred income tax assets		2.8	2.3
Derivative financial instruments		0.3	0.5
Investment in joint venture		10.1	12.5
Available for sale financial assets		2.8	1.1

Total non-current assets	6	3,128.9	3,142.8

Current assets
Trade and other receivables		275.7	272.5
Derivative financial instruments		6.9	3.9
Current income tax receivables		0.7	3.1
Cash and cash equivalents		89.7	146.0

Total current assets		373.0	425.5

Total assets		3,501.9	3,568.3

Equity
Capital and reserves
Common shares	15	1.8	1.7
Share premium	15	212.6	177.2
Other reserves		(178.3)	(170.0)
Retained earnings		2,128.6	2,067.4

Equity attributable to owners of the parent		2,164.7	2,076.3
Non-controlling interests		36.0	36.2

Total equity		2,200.7	2,112.5

Liabilities
Non-current liabilities
Borrowings	16	656.6	737.6
Trade and other payables		163.1	157.2
Derivative financial instruments		0.4	0.1
Deferred income tax liabilities		8.0	22.9

Total non-current liabilities		828.1	917.8

Current liabilities
Borrowings	16	86.4	86.4
Trade and other payables		158.1	213.4
Deferred income		223.8	226.7
Current income tax liabilities		3.4	9.9
Derivative financial instruments		1.4	1.6

Total current liabilities		473.1	538.0

Total liabilities		1,301.2	1,455.8

Total equity and liabilities		3,501.9	3,568.3

The accompanying notes are an integral part of these consolidated interim financial statements.

MARKIT LTD.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

		Equity attributable to holders of the Company
	Notes	Share capital $‘m	Share premium $‘m	Other reserves $‘m	Retained earnings $‘m	Total $‘m	Non- controlling interests $‘m	Total equity $‘m

Balance at January 1, 2016		1.7	177.2	(170.0)	2,067.4	2,076.3	36.2	2,112.5
Profit for the period		-	-	-	24.9	24.9	(0.2)	24.7

Other comprehensive loss for the period, net of tax		-	-	(8.3)	-	(8.3)	-	(8.3)

Total comprehensive income for the period		-	-	(8.3)	24.9	16.6	(0.2)	16.4

Share based compensation	9,10	-	-	-	13.2	13.2	-	13.2
Tax on items recognised directly in equity		-	-	-	23.1	23.1	-	23.1
New share capital	15	0.1	35.4	-	-	35.5	-	35.5

Total contributions by and distributions to owners		0.1	35.4	-	36.3	71.8	-	71.8

Balance at March 31, 2016		1.8	212.6	(178.3)	2,128.6	2,164.7	36.0	2,200.7

		Equity attributable to holders of the Company
	Notes	Share capital $‘m	Share premium $‘m	Other reserves $‘m	Retained earnings $‘m	Total $‘m	Non- controlling interest $‘m	Total equity $‘m

Balance at January 1, 2015		1.8	456.8	(75.2)	1,850.6	2,234.0	36.6	2,270.6
Profit for the period		-	-	-	54.8	54.8	(0.3)	54.5

Other comprehensive loss for the period, net of tax		-	-	(30.9)	-	(30.9)	-	(30.9)

Total comprehensive income for the period		-	-	(30.9)	54.8	23.9	(0.3)	23.6

Share based compensation	10	-	-	-	9.1	9.1	-	9.1
Tax on items recognised directly in equity		-	-	-	9.4	9.4	-	9.4
New share capital		0.1	73.1	-	-	73.2	-	73.2

Total contributions by and distributions to owners		0.1	73.1	-	18.5	91.7	-	91.7

Balance at March 31, 2015		1.9	529.9	(106.1)	1,923.9	2,349.6	36.3	2,385.9

The accompanying notes are an integral part of these consolidated interim financial statements.

MARKIT LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Notes	Three months ended March 31, 2016 $‘m	Three months ended March 31, 2015 $‘m
Profit before income tax		35.2	75.3
Adjustment for:
Amortisation - acquisition related		18.9	14.4
Depreciation and amortisation - other		27.9	24.9
Fair value gains on derivative financial instruments		(0.7)	(0.1)
Fair value loss on contingent consideration	5.3, 9	0.1	-
Share based compensation	9, 10	13.2	9.1
Finance costs - net		8.6	4.1
Share of results from joint venture		2.4	2.6
Foreign losses/(gains) and other non-cash charge/(income) in operating activities		0.9	(0.9)
Changes in working capital:
(Increase)/decrease in trade and other receivables		(5.0)	2.5
Decrease in trade and other payables		(39.6)	(56.3)

Cash generated from operations		61.9	75.6

Cash flows from operating activities
Cash generated from operations		61.9	75.6
Interest paid		(1.7)	(1.6)
Income tax paid		(5.8)	(13.1)

Net cash generated from operating activities		54.4	60.9

Cash flows from investing activities
Acquisition of businesses, net of cash acquired		(22.2)	-
Purchases of property, plant and equipment		(2.8)	(5.8)
Purchases of intangible assets		(37.4)	(34.1)
Investment in joint venture		-	(7.6)
Investment in available for sale financial assets		(1.7)	-

Net cash used in investing activities		(64.1)	(47.5)

Cash flows from financing activities
Proceeds from issuance of common shares		35.8	79.9
Payments for shares bought back		(22.2)	(22.0)
Repayments of borrowings	16	(60.1)	(103.0)

Net cash used in financing activities		(46.5)	(45.1)

Net decrease in cash and cash equivalents		(56.2)	(31.7)

Cash and cash equivalents at beginning of period		146.0	117.7
Net decrease in cash and cash equivalents		(56.2)	(31.7)
Exchange losses on cash and cash equivalents		(0.1)	(1.6)

Cash and cash equivalents at end of period		89.7	84.4

The accompanying notes are an integral part of these consolidated interim financial statements.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

1.	General information

Markit Ltd. (the “Company”) is an exempted company incorporated in Bermuda. The Company’s principal executive offices are located at 4th Floor, Ropemaker Place, 25 Ropemaker Street, London, England, EC2Y 9LY. The Company maintains a registered office in Bermuda at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The consolidated interim financial information (hereafter “financial information”) comprises the results of the Company and its subsidiaries (hereafter the “Group”).

The Company became the parent of the Group as a result of reorganisation transactions which were completed prior to the initial public offering of the shares of the Company. The Company historically conducted its business through Markit Group Holdings Limited (“MGHL”).

The financial period represents the three months, ended March 31, 2016, with the prior period representing the three months ended March 31, 2015.

The financial statements were authorised for issue by the Company’s Board of Directors on May 5, 2016.

2.	Proposed merger with IHS

On March 20, 2016, the Company entered into a definitive agreement under which Markit and IHS, Inc. (“IHS”) would combine in an all-share merger. Upon completion of the proposed merger, the Company will be renamed IHS Markit Ltd. and headquartered in London.

The transaction is expected to close in the second half of 2016, subject to customary closing conditions, including regulatory approvals and approval by both IHS and Markit shareholders. As part of the merger plans and agreements entered into, the Group is subject to completion fee and contingent termination related obligations.

Other than certain exceptional costs relating principally to the merger announcement (see note 8), the merger has had no other impact on these consolidated interim financial statements.

3.	Basis of preparation

The financial information for the three months, ended March 31, 2016 has been prepared in accordance with IAS 34, “Interim financial reporting”.

The financial information does not amount to full financial statements and does not include all of the information and disclosures required for full annual financial statements. It should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2015 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group continues to adopt the going concern basis in preparing its consolidated financial statements. The Company’s Board of Directors has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance, show that the Group should be able to operate within the level of its current facilities.

4.	Accounting policies

The accounting policies applied by the Group are consistent with those of the year ended December 31, 2015. No changes to accounting standards have since come into force that will have a material impact on the Group.

New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2016, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except the following set out below:

—

IFRS 15, “Revenue from contracts with customers” deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 “Revenue” and IAS 11 “Construction contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018. The Group is currently quantifying the impact of IFRS 15.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

—

IFRS 16, “Leases” addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. The standard replaces IAS 17 “Leases”, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019 and earlier application is permitted if the entity also adopts IFRS 15 “Revenue from contracts with customers” at the same time. The Group is currently quantifying the impact of IFRS 16.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Critical accounting estimates and assumptions

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015.

5.	Financial risk management

5.1	Financial risk factors

The Group’s operations expose it to a variety of financial risks: market risk (including foreign exchange risk, market price risk, and cash flow and fair value interest rate risk), credit risk and liquidity risk.

The financial information does not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2015.

There have been no changes in any risk management policies.

5.2	Fair value estimation

Except for foreign currency derivatives, available for sale financial assets and contingent consideration in respect of past acquisitions, the Group holds no financial instruments at fair value. The Group uses the following hierarchy for determining and disclosing the fair value of these financial instruments:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1);

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2); or

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

Foreign currency derivatives are valued using inputs provided by the respective counterparties, which are large financial institutions, and are based on the difference between the spot rate and the forward rate (level 2). The fair value of the available for sale financial asset and the contingent consideration is based on the Group’s estimates (level 3), the inputs for which are not based on observable market data (that is, unobservable inputs). The movements in available for sale financial assets and contingent consideration are shown in note 5.3.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

The table below presents the Group’s assets and liabilities that are measured at fair value at March 31, 2016:

Assets	Level 1 $‘m	Level 2 $‘m	Level 3 $‘m	Total $‘m
Derivatives used for hedging	-	7.2	-	7.2
Available for sale financial assets	-	-	2.8	2.8

	-	7.2	2.8	10.0

Liabilities	-
Contingent consideration	-	-	57.6	57.6
Derivatives used for hedging	-	1.8	-	1.8

	-	1.8	57.6	59.4

The table below presents the Group’s assets and liabilities that are measured at fair value at December 31, 2015:

Assets	Level 1 $‘m	Level 2 $‘m	Level 3 $‘m	Total $‘m
Derivatives used for hedging	-	4.4	-	4.4
Available for sale financial assets	-	-	1.1	1.1

	-	4.4	1.1	5.5

Liabilities	-
Contingent consideration	-	-	67.2	67.2
Derivatives used for hedging	-	1.7	-	1.7

	-	1.7	67.2	68.9

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

5.3	Fair value measurements using significant unobservable inputs (level 3)

	Three months ended March 31, 2016 $’m	Three months ended March 31, 2015 $’m

Asset at January 1	1.1	-
Available for sale financial assets:
- Increase in investment in financial assets	1.7	-

Asset at March 31	2.8	-

	Three months ended March 31, 2016 $’m	Three months ended March 31, 2015 $’m
Liability at January 1	67.2	50.7
Contingent consideration:
- Unwind of discount - recognised within finance costs - net	0.3	0.3
- Fair value loss on contingent consideration - recognised within Acquisition related items	0.1	-
- Settlement	(10.0)	(0.3)

Liability at March 31	57.6	50.7

The Group has obligations to pay additional consideration for prior acquisitions, based upon revenue performance contractually agreed at the time of purchase. These are measured using significant unobservable inputs and as at March 31, 2016, the Group held liabilities of $57.6m (December 31, 2015: $67.2m). The Group believes that additional payments in connection with these transactions would not have a material impact on the consolidated financial statements.

Excluding contingent consideration linked to revenue share agreements which were valued at $4.5m at March 31, 2016 (December 31, 2015: $14.5m), the total undiscounted maximum potential consideration payable over and above that already recognised would amount to $16.1m (December 31, 2015: $16.4m).

The Group’s policy is to recognise transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There have been no transfers between levels in the period.

There were no changes in valuation techniques during the period.

5.4	Group’s valuation process

The Group’s finance department performs the valuations of financial assets and liabilities required for financial reporting purposes, including level 3 fair values. These valuations are reviewed by the Group Financial Officer.

At each reporting period the Group revalues its contingent consideration payment obligations relating to past business acquisitions. The main level 3 inputs in calculating these fair values are the business performance of acquirees and discount rates. The actual performance of relevant acquirees is discounted to a present value at a discount rate that reflects the proportionate risk a market participant would incur in meeting this liability. The resultant present values form the bases of the contingent consideration due. Changes in fair values are analysed at each reporting date by the business.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

The Group’s only derivatives are forward foreign exchange contracts. These contracts are initially recognised at fair value, which is equal to the contract value based on the forward rate at the time of entering into the contract. Subsequently, each contract is revalued to its fair value on a monthly basis, based on the difference between the spot rate and the forward rate. These valuations are provided by the respective hedge counterparties, which are large financial institutions.

The fair values of all financial assets and liabilities held at amortised cost were not materially different from their carrying values.

6.	Segmental information

Operating segment information

The Chief Executive Officer (“CEO”) is the Group’s chief operating decision-maker. Management has determined the operating segments based on the information received by the CEO for the purposes of allocating resources and assessing performance.

The CEO considers the performance of the business primarily from the perspective of groups of similar products.

The CEO assesses the performance of the operating segments based on Adjusted EBITDA, a measure of earnings before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, other gains/(losses) – net, including share of Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

This measure excludes the effects of charges or income from the operating segments such as restructuring costs, legal expenses and goodwill impairments when those items result from an isolated event. The measure also excludes the effects of equity-settled share based payments and foreign exchange gains/(losses).

Finance costs are not allocated to segments as this type of activity is driven by Group Treasury which manages the financing position of the Group.

Central costs are allocated to segments based on various metrics, including revenue, EBITDA and headcount, reflecting the nature of the costs incurred.

The Group’s operating segments are as follows:

Information: The Group’s Information division provides enriched content comprising pricing and reference data, indices, valuation and trading services across multiple asset classes and geographies through both direct and third-party distribution channels. The Group’s Information segment products and services are used for independent valuations, research, trading, and liquidity and risk assessments. These products and services help the Group’s customers price instruments, comply with relevant regulatory reporting and risk management requirements, and analyse financial markets.

Processing: The Group’s Processing division offers trade processing solutions globally for over-the-counter (“OTC”) derivatives, foreign exchange and syndicated loans. The Group’s trade processing and connectivity services enable buy side and sell side firms to confirm transactions rapidly, which increases efficiency by optimising post-trade workflow, reducing risk and complying with reporting regulations. The Group believes it is the largest provider of end-to-end multi-asset OTC derivatives trade processing services.

Solutions: The Group’s Solutions division provides configurable enterprise software platforms, managed services and hosted custom web solutions. The Group’s offerings help its customers capture, organise, process, display and analyse information, manage risk and meet regulatory requirements.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

	Three months ended March 31, 2016	Three months ended March 31, 2015
	$‘m	$‘m
Revenue
- Information	129.5	120.6
- Processing	62.3	67.4
- Solutions	96.0	83.5

Total revenue	287.8	271.5

Adjusted EBITDA[1]
- Information	63.2	58.2
- Processing	31.7	35.4
- Solutions	29.4	27.8
- Non-controlling interests	(0.6)	(0.7)

Total adjusted EBITDA[1]	123.7	120.7

Reconciliation to the consolidated income statement:
- Exceptional items	(9.5)	(1.4)
- Acquisition related items	(1.6)	-
- Amortisation - acquisition related	(18.9)	(14.4)
- Depreciation and amortisation - other	(27.9)	(24.9)
- Share based compensation and related items	(24.1)	(9.9)
- Other gains/(losses) - net	0.9	7.9
- Finance costs - net	(8.6)	(4.1)
- Non-controlling interests	0.6	0.7
- Share of results from joint venture not attributable to Adjusted EBITDA	0.6	0.7

Profit before income tax	35.2	75.3

1 Adjusted EBITDA is defined as profit for the period from continuing operations before income taxes, net finance costs, depreciation and amortisation on fixed assets and intangible assets (including acquisition related intangible assets), acquisition related items, exceptional items, share based compensation and related items, net other gains or losses, including Adjusted EBITDA attributable to joint ventures and excluding Adjusted EBITDA attributable to non-controlling interests.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

Geographical segment information

	Three months ended March 31, 2016	Three months ended March 31, 2015
	$‘m	$‘m

Revenue - by geography
- United States of America	147.4	136.3
- United Kingdom	76.5	78.8
- Other European Union	29.9	27.6
- All other countries	34.0	28.8

Total revenue	287.8	271.5

	March 31, 2016	December 31, 2015
	$‘m	$‘m
Non-current assets - by geography
- United States of America	400.7	407.5
- United Kingdom	2,631.6	2,650.1
- Other European Union	60.6	50.6
- All other countries	30.4	31.2

	3,123.3	3,139.4
Deferred income tax assets	2.8	2.3
Available for sale financial assets	2.8	1.1

Total non-current assets	3,128.9	3,142.8

No individual customer accounts for more than 10% of Group revenue.

7.	Operating expenses

	Three months ended March 31, 2016	Three months ended March 31, 2015
	$‘m	$‘m
Personnel costs	97.0	91.9
Operating lease payments	4.9	4.2
Technology costs	25.6	22.6
Subcontractors and professional fees	14.7	10.5
Other expenses	18.3	17.6

Operating expenses	160.5	146.8

The operating expenses above exclude exceptional items (see note 8), acquisition related items (see note 9), other gains/(losses) – net, share based compensation and related items (see note 10), depreciation on property, plant and equipment (see note 13) and amortisation of intangible assets (see note 14).

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

8.	Exceptional items

	Three months ended March 31, 2016	Three months ended March 31, 2015
	$‘m	$‘m
Merger costs	8.7	-
Legal advisory costs	0.8	1.4

Exceptional items	9.5	1.4

Exceptional items are considered by management to constitute items that are significant either because of their size, nature or incidence of occurrence, and are presented on the face of the income statement. The separate reporting of exceptional items is set out below to provide an understanding of the Group’s underlying performance.

Legal advisory costs represent fees for the consolidated class action lawsuit relating to credit derivative and related markets and the associated ongoing antitrust investigations by both the US Department of Justice and the European Commission. These costs have been classified as exceptional due to the complexity and individual nature of these related cases along with the size of the costs being incurred. These costs represent an industry-wide issue and are consequently not considered part of the Group’s normal course of business.

Merger costs are associated with the preparation work for the proposed merger with IHS (see note 2). The costs relate to banking, legal, accounting and other advisory fees associated with the merger. This one-off transformational arrangement and associated costs will have a significant impact on the Group and as such is not treated as part of the Group’s normal course of business.

9.	Acquisition related items

	Three months ended March 31, 2016	Three months ended March 31, 2015
	$‘m	$‘m
Acquisition costs	0.2	-
Remuneration on acquisition	1.3	-
Fair value loss on contingent consideration and other acquisition related arrangements	0.1	-

Acquisition related items	1.6	-

Acquisition costs primarily relate to legal and tax advisory costs attributable to completed acquisitions.

Remuneration on acquisition relates to equity-based remuneration issued to senior management of the acquiree, this is dependent on future performance and their continued employment within the Group.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

10.	Share based compensation and related items

	Three months ended March 31, 2016	Three months ended March 31, 2015
	$‘m	$‘m
Share based compensation	11.9	9.1
Change in value of liability for social security costs on employee equity instruments	12.2	0.8

Share based compensation and related items	24.1	9.9

11.	Income tax expense

Income tax expense is recognised based on management’s estimate of the annual income tax expected for the period. The weighted estimated average annual tax rate used for the three months ended March 31, 2016 is 29.8% (three months ended March 31, 2015: 27.6%).

12.	Earnings per share

Earnings per share, basic is calculated by dividing the net income attributable to owners of the Company by the weighted average number of common shares issued and outstanding during the period.

		Three months ended March 31, 2016	Three months ended March 31, 2015
Profit attributable to owners of the Company	$‘m	24.9	54.8
Weighted average number of common shares issued and outstanding, basic		175,677,597	183,259,470

Earnings per share, basic	$’s	0.14	0.30

Earnings per share, diluted is calculated by adjusting the weighted average number of common shares issued and outstanding to assume conversion of all dilutive potential common shares. The Company has three categories of dilutive potential common shares that adjust the weighted average shares, namely options, restricted shares and restricted share units. A calculation is done to determine the number of common shares that could have been acquired at fair value (determined as the average market share price of the Company’s issued and outstanding common shares for the period) based on the monetary value of the subscription rights attached to the options, restricted shares and restricted share units. The number of common shares calculated above is compared with the number of common shares that would have been issued and outstanding assuming the exercise of options and the vesting of restricted shares and restricted share units.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

		Three months ended March 31, 2016	Three months ended March 31, 2015
Profit attributable to owners of the Company	$‘m	24.9	54.8

Weighted average number of common shares issued and outstanding, basic		175,677,597	183,259,470

Adjustments for:
Share based payments
- Options		7,989,923	7,275,071
- Restricted shares		2,421,378	1,101,911
- Restricted share units		36,326	17,068

Weighted number of common shares issued and outstanding, diluted		186,125,224	191,653,520

Earnings per share, diluted	$’s	0.13	0.29

13.	Property, plant and equipment

	March 31, 2016	March 31, 2015
	$‘m	$‘m
COST
Balance at start of the period	184.6	169.5
Additions	2.7	5.8
Disposals	-	(0.1)
Effect of movements in exchange rates	0.8	(3.3)

Balance at end of the period	188.1	171.9

ACCUMULATED DEPRECIATION
Balance at start of the period	135.0	113.0
Depreciation for the period	6.0	6.6
Disposals	-	(0.1)
Effect of movements in exchange rates	0.7	(2.8)

Balance at end of the period	141.7	116.7

NET BOOK VALUE
Balance at start of the period	49.6	56.5

Balance at end of the period	46.4	55.2

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

14.	Intangible assets

	Goodwill	Acquired intangibles - Customer relationships	Acquired intangibles - Other	Internally developed intangibles	Other intangible assets	Total
	$‘m	$‘m	$‘m	$‘m	$‘m	$‘m
COST
Balance at January 1, 2016	2,475.6	594.5	238.6	415.3	102.3	3,826.3
Acquisitions	3.0	-	9.5	-	-	12.5
Additions	-	2.4	-	23.0	4.5	29.9
Disposals	-	-	-	(0.3)	-	(0.3)
Effects of movements in exchange rates	(9.0)	(2.7)	(0.6)	(2.5)	0.1	(14.7)

Balance at March 31, 2016	2,469.6	594.2	247.5	435.5	106.9	3,853.7

ACCUMULATED AMORTISATION AND IMPAIRMENT
Balance at January 1, 2016	120.6	188.9	93.4	262.0	84.6	749.5
Amortisation	-	12.2	6.7	18.4	3.2	40.5
Effects of movements in exchange rates	-	(1.1)	(0.5)	(1.3)	0.1	(2.8)

Balance at March 31, 2016	120.6	200.0	99.6	279.1	87.9	787.2

NET BOOK VALUE
At December 31, 2015	2,355.0	405.6	145.2	153.3	17.7	3,076.8

At March 31, 2016	2,349.0	394.2	147.9	156.4	19.0	3,066.5

	Goodwill	Acquired intangibles - Customer relationships	Acquired intangibles - Other	Internally developed intangibles	Other intangible assets	Total
	$‘m	$‘m	$‘m	$‘m	$‘m	$‘m
COST
Balance at January 1, 2015	2,331.9	492.0	183.8	334.2	97.9	3,439.8
Additions	-	-	-	21.4	1.5	22.9
Disposals	-	-	-	(0.5)	-	(0.5)
Effects of movements in exchange rates	(17.7)	(8.1)	(3.3)	(5.3)	(0.9)	(35.3)

Balance at March 31, 2015	2,314.2	483.9	180.5	349.8	98.5	3,426.9

ACCUMULATED AMORTISATION AND IMPAIRMENT
Balance at January 1, 2015	120.6	148.6	73.9	197.5	75.9	616.5
Amortisation	-	9.7	4.7	15.5	2.5	32.4
Disposals	-	-	-	(0.2)	-	(0.2)
Effects of movements in exchange rates	-	(2.0)	(0.8)	(2.6)	(1.0)	(6.4)

Balance at March 31, 2015	120.6	156.3	77.8	210.2	77.4	642.3

NET BOOK VALUE
At December 31, 2014	2,211.3	343.4	109.9	136.7	22.0	2,823.3

At March 31, 2015	2,193.6	327.6	102.7	139.6	21.1	2,784.6

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

15.	Share capital and premium

	Number of shares	Share capital	Share premium	Total
		$‘m	$‘m	$‘m
Issued and fully paid
Balance at January 1, 2016	176,786,908	1.7	177.2	178.9
Restricted shares issued	1,616,365	-	-	-
Restricted share lapsed	(75,897)	-	-	-
Markit Ltd. options exercised	1,827,708	0.1	35.4	35.5

Balance at March 31, 2016	180,155,084	1.8	212.6	214.4

16.	Borrowings

	March 31, 2016	December 31, 2015
	$‘m	$‘m
Non-current
Bank borrowings	137.5	197.4
Share buyback	21.2	42.2
Senior unsecured notes	497.9	498.0

	656.6	737.6

Current
Share buyback	86.4	86.4

	86.4	86.4

Total borrowings	743.0	824.0

	Three months ended March 31, 2016
Reconciliation of movement in borrowings	$‘m

Balance at January 1	824.0
Repayments of other borrowings	(22.2)
Repayments of bank borrowings	(60.1)
Capitalised arrangement fees	(0.2)
Unwind of discount and amortisation of capitalised arrangement fees	1.5

Balance at March 31	743.0

a)	Bank borrowings

The Group has a multi-revolving club facility agreement of $1,050m carrying interest at a margin of between 0.75% and 1.75% over LIBOR and a commitment fee at 35% of margin on any undrawn balance.

The bank borrowings had an annual equivalent average interest rate for the period ended March 31, 2016 of 1.2% (year ended December 31, 2015: 1.0%).

b)	Senior unsecured notes

On November 4, 2015 the Group issued two series of senior unsecured notes having an aggregate principal amount of $500.0m to certain institutional investors. The notes rank pari passu with the Group’s existing facility. One series of the notes was issued in an aggregate principal amount of $210.0m, bears interest at a fixed rate of 3.73% and matures on November 4, 2022. The other series of the notes was issued in an aggregate principal amount of $290.0m, bears interest at a fixed rate of 4.05% and matures on November 4, 2025. Interest is paid semi-annually from the anniversary of issuance.

MARKIT LTD.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)

c)	Share buyback

In August 2012, the Group purchased 2,193,948 MGHL shares (pre-share split) for a consideration of $495.1m. The consideration is payable in quarterly instalments through to May 2017. The carrying value of the liability at March 31, 2016 amounted to $107.6m (December 31, 2015: $128.6m). The carrying value is calculated using cash flows discounted at a rate based on an average borrowing rate of 3.1%.

17.	Contingencies

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business.

The Group was subject in the period to a civil investigation by the Antitrust Division of the U.S. Department of Justice (the “DoJ”) related to its credit default swaps business, an investigation of the credit default swaps information market by the Directorate-General for Competition of the European Commission (the “EC”) and a consolidated class action lawsuit in the United States.

These investigations and lawsuit involve multiple parties and complex claims that are subject to substantial uncertainties and unspecified penalties or damages. The Company reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group believes that the civil, antitrust investigation by the DoJ has not been active since 2012. The Group considers it remote that a liability will arise from such investigation. Whilst it is possible that remedies that may be sought by the DoJ may include changes in business practice or structure that could have an indirect financial impact on the Group, it is not expected that any such remedy would involve direct financial liability.

The Group and the EC have agreed on a set of proposed commitments that would resolve the investigation by the EC with respect to the Group without any finding of wrongdoing or monetary liability. The proposed commitments were posted on the EC website on April 29, 2016 for a one month period of comment by interested parties. Upon completion of the comment period, the EC will make a determination as to whether the proposed commitments are suitable and, if so, adopt them. At such time, the commitments will become legally binding on, and constitute a full resolution of the investigation with respect to, the Group. No assurance can be given that a final set of commitments will be adopted, or, if adopted, that the final commitments will not differ materially from the proposed commitments, therefore the Group considers it possible that liabilities will arise from the EC investigation. It is not considered practicable to estimate the financial effect of the EC investigation.

The parties have entered into a settlement in the consolidated class action lawsuit in the United States, which the court has entered a final judgement to approve. The Group believes that the possibility of further material loss related to this lawsuit is remote.

Given this, the Group has recorded no provision for any of the three incidents of investigations or lawsuits described above.

The Group considers that it is remote that any material liabilities will arise from any other contingent liabilities.

18.	Related party transactions

Key management compensation

Key management personnel comprise all directors, executive and non-executive.

Key management were awarded 300,729 restricted shares (March 31, 2015: 406,022) during the 3 months ended March 31, 2016.

There were no other material transactions or balances between the Group and its related parties.